Exhibit 99.1
To Unitholders in the United States:
Both parties of the Merger Agreement referred to in this document, Japan Rental Housing Investments Inc. and Prospect Reit Investment Corporation, have been incorporated under the laws of Japan. The merger described in this document is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the issuer may purchase investment units otherwise than under the merger, such as in open market or privately negotiated purchases or through subscriptions of newly issued investment units.
This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

English Translation
The following is an English translation summary of the Japanese original press release and is being provided for information purposes only.
February 26, 2010
To All Concerned Parties:
     REIT Issuer:
Japan Rental Housing Investments Inc.
Clover Shibakoen Bldg.
1-3-12 Shiba-Koen,
Minato-ku, Tokyo, Japan
Takao Sakuma, Executive Director
(Securities Code: 8986)
Asset Management Company:
Mi-Casa Asset Management Inc.
Yutaka Higashino, President and Chief Executive Officer
Inquiries: Aki Sadahiro, Manager
TEL: +81-3-5225-5600

REIT Issuer
Prospect Reit Investment Corporation
2-2-1 Marunouchi,
Chiyoda-ku, Tokyo, Japan
Takeo Nishiyoshi, Executive Director
(Securities Code: 8969)
Asset Management Company
Prospect Reit Advisors, Co.,Ltd.
Akio Tsukishima, President and Chief Executive Officer
Inquiries: Shinji Takase, Director, Financial Department
TEL: +81-3-5221-8080
Notice Regarding Execution of Letter of Intent regarding Merger of Investment Corporation
Japan Rental Housing Investment Inc. (hereinafter referred to as “JRH”) and Prospect Reit Investment Corporation (hereinafter referred to as “PRI”) announce that they decided at their respective board of directors’ meetings held today to enter into the Letter of Intent regarding REIT Merger (the “LOI”) as follows, and entered into the LOI among their respective asset management companies, Mi-Casa Asset Management Inc. (“MAM”) and Prospect Reit Advisors, Co., Ltd. (“PRA”), on the same date.
1. Background and Purpose etc. of the Memorandum
(1) Background and Purpose of the Merger

In the current state of Japanese economy, it seems that the financial crisis after Lehman is likely to end with the sign of ceasing to decline the economy, and because of such current improvement of environment surrounding J-REIT by a partial improvement in financial institutions’ lending attitude and weakening of concern about bankruptcies of investment corporations by the public announcement of establishment of the Real Estate Market Stabilization Fund, TSE REIT index recovers from 837.3 points as of April 1st, 2009 to 898.47 points as of February 25th, 2010.
In such environment, JRH and PRI, with the purpose of seeking new growth opportunities, considered thoroughly their respective growth strategies and financial strategies, and, as a result, both corporations reached the common understanding that realization of expansion of the asset scale, using negative goodwill, and strengthening financial aspects and others will contribute to the further enhancement of corporate value of both investment corporations. Therefore, JRH and PRI have entered into the LOI today.
New Investment Corporation after the merger will be one of the largest domestic REIT as a residential specialized REIT in Japan, and stabilization of its cash flow and its balance sheet in response to the lower LTV. JRH and PRI aim to realize the merger between both corporations (hereinafter referred to as the “Merger”) with support of major unit holders as well as main lenders of JRH and PRI in accordance with the LOI.
As of the effective date of the Merger, the asset management agreement entered into by and between PRI and PRA shall be terminated and MAM will take over the role of the asset management of the investment corporation after the Merger. Associated with this, as separately announced by “Notice Concerning Execution of Letter of Intent regarding Integration of Asset Management Companies” as of today, Appleringo Holding BV (hereinafter referred to as “ARH”), MAM’s parent company, and K.K. Prospect (“KKP”), PRA’s parent company, and PRA entered into a basic agreement that all issued shares of PRA held by KKP shall be transferred to MAM, and MAM and PRA shall implement the merger where MAM shall be a surviving company upon the effective date of the merger (“Integration of Asset Management Companies”).
(2) Prospects and Reasons for Delisting
The Merger is expected to be an absorption-type merger, whereby JRH is the surviving corporation and PRI is dissolved in accordance with Article 143 of the Law Concerning Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended) (the “Investment Trust Law”), and the investment units issued by PRI are expected to be delisted on June 28th. 2010, three business days prior to the effective date of the Merger, in accordance with the criteria for delisting set out by the Tokyo Stock Exchange, Inc. (“TSE”).
2. Impact on Distributions per Unit
The impact on distributions per unit is currently unknown, but is scheduled to be announced prior to the date for the general meeting of unitholders.
3. Summary of the Merger
(1) Schedule of the Merger
JRH

Board of directors meeting to approve definitive merger agreement	2010/3 (Expected)
Execution date of definitive merger agreement	2010/3 (Expected)
Announcement date for record date of general meeting of unitholders	2010/3 (Expected)
Record date for general meeting of unitholders	2010/3 (Expected)
Date of general meeting of unitholders	2010/5 (Expected)
Effective date of merger	2010/7/1 (Expected)
Registry date of merger	2010/7 (Expected)
(Note) In the case of an absorption-type merger, JRH plans to carry out the Merger without approval of general meeting of unitholders in accordance with the procedure for the short form merger set out in Article 149-7, Paragraph 2 of the Investment Trust Law. If the general meeting of unitholders of JRH is held in this case, a proposal regarding the approval of the definitive merger agreement for the Merger would not be submitted to such general meeting of unitholders, and only the proposals such as amendment to the articles of incorporation will be submitted to the meeting. As described in “(4) Amendment to Articles of Incorporation of Surviving Corporation (JRH)” below, it has not yet been decided whether JRH will amend the articles of incorporation, and will be announced once decided.
PRI

Board of directors meeting to approve definitive merger agreement	2010/3 (Expected)
Execution date of definitive merger agreement	2010/3 (Expected)
Announcement date for record date of general meeting of unitholders	2010/3 (Expected)
Record date for general meeting of unitholders	2010/3 (Expected)
Date of general meeting of unitholders	2010/5 (Expected)
Effective date of merger	2010/7/1 (Expected)
Registry date of merger	2010/7 (Expected)

As described in “(3) Allocation of Units under the Merger” below, JRH is scheduled to conduct unit split, whose record date is expected to be June 30th, 2010, the day before the effective date of the Merger, in order to decrease the number of fractional unit of JRH which are to be allotted to PRI unitholders under the Merger. However, the split ratio has not been decided yet, and it shall be determined at JRH’s directors meeting to be held on March 2010.
(2) Method of the Merger
The Merger will be an absorption-type merger with JRH as the surviving corporation and PRI will be dissolved. However, it remains possibility that the method of the Merger is changed to a consolidation-type merger. In this case, the ratio of allocation will be determined in accordance with the merger ratio set out in “(3) Allocation of Units under the Merger” below.
(3) Allocation of Units under the Merger

	Japan Rental Housing	Prospect Reit Investment
	Investment Inc.	Corporation
	(Surviving corporation)	(Absorbed corporation)
Allocation of Units under the Merger	1	0.75
JRH and PRI agreed that JRH shall allocate units of JRH at a ratio of 0.75 units of JRH per one unit of PRI. If any event that materially affects the grounds for calculation of the abovementioned merger ratio occurs or is discovered, JRH and PRI may amend the merger ratio upon agreement through mutual consultation. Accordingly, we will notify you of the details of grounds for calculation set out in “4. Grounds for Calculation of Allocation of Units from the Merger” when the definitive merger agreement for the Merger is executed.
When allocating units based on the abovementioned merger ratio, there will be unitholders receiving fractional units. Although JRH plan to conduct unit split by setting its record date on June 30th, 2010, which is the business day immediately preceding the effective date of the Merger, and its effective date on July 1st, 2010, which is scheduled the effective date of the Merger, in order to decrease fractional unitholders, the ratio of unit split has not yet been determined. Because the aforementioned ratio of allocation is determined before considering influence of such unit split, we will notify you once the details of unit split, the ratio of allocation after such split, and the number of new investment units issued under the Merger will be determined at JRH’s directors meeting to be held in March 2010.
In addition, as separately announced by “Notice concerning Issuance of Investment Units by Way of Third-Party Allotment and Execution of Letter of Intent regarding Subscription of New Investment Units” as of today, JRH resolved that JRH conducts the third-party allotment of new investment units in order to repay a partial amount of debt succeeded from PRI, and the payment date of the third-party allotment will be on

June 30th, 2010, the business day immediately preceding the effective date of the Merger (the record date for the aforementioned split of units) (the “Third-Party Allotment”). The Third-Party Allotment is planned to newly issue investment units and allocate 26,681 units to ARH or the party designated by ARH with the consent of JRH (the “ARH Subscribers”), 12,050 units to the party designated by KKP with the consent of JRH (the “KKP Subscribers”), and 4,304 units to the party separately designated by JRH with the consent of ARH, KKP, the ARH Subscribers, and the KKP Subscribers. The execution of such third-party allotment is one of the conditions precedent of the Merger, and the aforementioned ratio of allocation bases on the Third-Party Allotment. The details of the Third-Party Allotment should be referred to “Notice concerning Issuance of Investment Units by Way of Third-Party Allotment and Execution of Letter of Intent regarding Subscription of New Investment Units” announced as of today.
(4) Amendment to the Articles of Incorporation of Surviving Corporation (JRH)
This has not yet been determined and will be announced upon determination.
(5) Major Conditions Precedent for Execution of Definitive Merger Agreement Regarding the Merger
Major conditions precedent for execution of the definitive merger agreement regarding the Merger are, among others, (i) no material event that hinders the implementation of the Merger is found in the due diligence conducted by each corporation against the other corporation, (ii) each of JRH and PRI has obtained all consents, implemented contractual amendments and completed all other necessary procedures with respect to the Merger, the Integration of Asset Management Companies and any other actions relating thereto required under loan agreements, trust agreements and other agreements with third parties, (iii) with respect to the loan of PRI the due date of which is March 15, 2010, refinancing by the new loan , the due date of which is after the effective date of the Merger, has been implemented, (iv) with respect to the loans of JRH and PRI, terms and condition of the loans of the surviving investment company after the Merger has been determined among related parties of the LOI ( the Merger is on the condition that consents from all the lenders of such loans are obtained by the effective date of the merger ) (v) both investment corporations, MAM and PRA have confirmed that no negative events be recognized for its assets, management, financial condition and/or there is no negative expectations which may have adverse effect on future outlook of the investment corporations. (vi) there exists no condition that is reasonably deemed to substantially interfere with, or to cause substantial difficulties in, the implementation of the Merger or the Integration of Asset Management Companies., (vii) the parties have reached final agreement concerning the Integration of Asset Management Companies, and (viii) subscription agreements with the subscribers regarding the Third-Party Allotment have executed.
(6) Agreement on Exclusive Negotiation
During the effective period of the LOI described below, JRH and MAM have the exclusive rights to negotiate with PRI, PRA and KKP (collectively, the “PRI Side parties”) about the Merger, and the PRI Side

Parties are prohibited to provide information, to solicit, to negotiate or to discuss, etc. in relation to all transactions similar to the Merger unless otherwise prior written approval of JRH and MAM. If any of the PRI Side Parties breaches such obligations, JRH and MAM will be able to claim that the PRI Side Parties immediately pay all of the expenses (including the attorneys’ fees, provided, however, up to one hundred million yen) paid by them and three hundred million yen as a penalty for the breach, with the exception of certain circumstances.
(7) Effective Period of the LOI
The effective period of the LOI commences on the execution date of this LOI and end on the earlier of March 26th, 2010 or the date of execution of the definitive merger agreement regarding the Merger. However, JRH and PRI may agree on the extension of the effective period of the LOI.
4. Grounds for Calculation of Allocation of Units from the Merger
(1) Basis of and Background to Calculation
The merger ratio for the Merger was determined as appropriate by JRH and PRI after careful discussions and negotiations as well as consideration of various factors, including the financial results, the assets, liabilities and prospects of JRH and PRI, the merits to be created by the Merger, and the financial analyses performed by each of the financial advisors to JRH and PRI.
JRH retained Mitsubishi UFJ Securities Co., Ltd. (“MUS”) and Merrill Lynch Japan Securities Co., Ltd. (“Merrill Lynch”) and PRI retained Morgan Stanley Japan Securities Co., Ltd. (“Morgan Stanley”), respectively, as their respective financial advisors, and in each case, in order to support the fairness of the calculation of the merger ratio for the Merger, JRH and PRI requested their respective financial advisor(s) to perform the financial analyses regarding the merger ratio for the Merger.
MUS analyzed the merger ratio by comprehensively considering the results of the analysis based on the market unit price analysis, comparable REITs analysis, discounted cash flow method (“DCF method”), and adjusted net asset value analysis in order to produce a diverse analysis of the market unit value of both JRH and PRI. Merrill Lynch analyzed the merger ratio by comprehensively considering the market unit price method, comparable listed REITs method, and discounted cash flow analysis (“DCF analysis”), market net asset value analysis in order to consider the price trend, financial result and profit projection of both JRH and PRI. Please refer to Note 1 and Note 2 below for more detailed descriptions about the assumptions and disclaimers for the analyses of MUS and Merrill Lynch.
Morgan Stanley analyzed the merger ratio by comprehensively considering the results of the analysis based on the market unit price analysis, comparable REITs analysis, dividend capitalization analysis, discounted cash flow analysis, and adjusted net asset value analysis in order to produce a diverse analysis of the market unit value and future profitability of both JRH and PRI. Please refer to note 3 below for a more detailed description about the assumptions and disclaimers for the analyses of Morgan Stanley.
(2) Relationships with Financial Advisors
Neither MUS, Merrill Lynch, nor Morgan Stanley falls under the definition of an “Affiliated Party” as set forth in Article 15-4 of Ordinance for Terms, Format and Preparation Method of Consolidated Financial Statements, or Article 8, Paragraph 17 of Ordinance for Terms, Format and Preparation Method of Financial Statements.
(3) Measures to Support the Fairness
As described in “(1) Basis of and Background to Calculation.” above
5. Outline of Merging Parties

		Surviving Corporation under the	Absorbed Corporation under
		merger	the merger
(1)	Name	Japan Rental Housing Investments Inc.	Prospect Reit Investment Corporation

(2)	Location	1-3-12 Shiba Koen, Minato-ku, Tokyo	2-2-1 Marunouchi, Chiyoda-ku, Tokyo

(3)	Name of Executive Directors	Takao Sakuma	Takeo Nishiyoshi

(4)	Unitholders Capital	65,557 million yen	34,621 million yen

(5)	Date Established	2005/10/7	2005/4/22

(6)	Total Number of Investment Units Issued	233,340 units	75,100 units

(7)	Fiscal Period Ended	March, September	January, July

(8)	Main AUMs	Real estate beneficiary interests in trust • Real estate	Real estate beneficiary interests in trust • Real estate

(9)	Number of properties (note1)	131 residential properties	53 residental properties

(10)	Book Value (note1)	104.5 billion yen	68.1 billion yen

(11)	Main Financing Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Aozora Bank, Ltd., The Norinchukin Bank, Sumitomo Mitsui Banking Corporation	Aozora Bank, Ltd., The Norinchukin Trust and Banking Co., Ltd., Sumitomo Mitsui Banking Corporation

		Surviving Corporation under the merger		Absorbed Corporation under the merger
(12)	Large Unitholders and Ratio of holding units (note 2)	AppleRingo Holdings B.V.	31.2%	The Chase Manhattan Bank NA London Special Account Number One	11.4%

		Ringo Residential Tokutei Mokuteki Kaisha	17.1%	NikkoCiti Trust and Banking Corporation (Investment Trust Account)	7.8%

		Japan Trustee Services Bank, Ltd. (Trust Account)	12.9%	Prospect Japan Fund Limited	7.1%

		NikkoCiti Trust and Banking Corporation (Investment Trust Account)	7.3%	Goldman Sachs International	5.0%

		Goldman Sachs International	3.0%	State Street Bank and Trust Company 505041	3.6%

(13)	Name of Asset Management Company	Mi-Casa Asset Management Inc.	Prospect Reit Advisors Co., Ltd.

(14)	Location of Asset Management Company	1-3-12 Shiba Koen, Minato-ku, Tokyo	2-2-1 Marunouchi, Chiyoda-ku, Tokyo

(15)	Name and Post of Representative of Asset Management Company	President and CEO Yutaka Higashino	President and CEO Akio Tsukishima

(16)	Relationshiop among parties involved	There are no capital, personnel, business relationships required to mention between JRH/PRI and MAM/PRA nor classified as related parties.
(note 1)	The above figures are from September 2009 data for Japan Rental Housing Investments Inc. and 2009/7 data for Prospect Reit Investment Corporation.

(note 2)	The above figures are from September 2009 data for Japan Rental Housing Investment Inc. and 2009/7 data for Prospect Reit Investment Corporation. New Investment Units have been issued to Appleringo Holdings B.V. and Japan Trustee Services Bank, Ltd.(trust account) in the amount of 32,931 units and 32,932 units respectively on October 2, 2009. As of February 25, 2010 the holding ratio of the above two entities are 36.5% and 22.6% respectively.

6. Business Results for Last 3 Fiscal Periods

	Japan Rental Housing			Prospect Reit Investment
	Investment Inc.			Corporation
Fiscal Period	2008/9	2009/3	2009/9	2008/7	2009/1	2009/7
Operating Revenue	3,702	3,577	3,494	2,499	2,254	2,236
Operating Income	1,666	1,436	1,212	1,114	902	843
Ordinary Income	1,014	810	499	711	451	361
Net Income	1,013	758	480	710	448	362
Net Income per unit (yen)	9,174	4,526	2,869	9,458	5,969	4,825
Distribution per unit (yen)	6,052	4,527	2,870	9,458	5,970	4,826
Net Asset per unit (yen)	361,568	360,063	358,463	469,544	465,782	464,804
Net Assset	60,554	60,302	60,034	35,262	34,980	34,906
Total Asset	123,649	113,543	111,914	72,770	71,767	71,683
7. Post-Merger Status
(1) Status of Surviving Corporation

Surviving Corporation under the merger
(1)	Name	Japan Rental Housing Investment Inc.

(2)	Location	1-3-12 Shiba Koen, Minato-ku, Tokyo

(3)	Name of Executive Directors	This has not yet been determined, and will be announced once it is determined.

(4)	Unitholders Capital	This has not yet been determined, and will be announced once it is determined.

(5)	End of Fiscal Period	March, September

(6)	Net Assets	This has not yet been determined, and will be announced once it is determined.

(7)	Total Assets	This has not yet been determined, and will be announced once it is determined.

(8)	Name of Asset Mamangement Company	Mi-Casa Asset Management Inc.

(9)	Location of Asset Management Company	1-3-12 Shiba Koen, Minato-ku, Tokyo

(10)	Name and post representative of Asset Management Company	President and CEO Yutaka Higashino

(2) Major Unitholders and Unit Holding Ratio before and after the Merger
This has not yet been confirmed, and will be announced once it is confirmed.
(3) Amendment to Asset Management Agreement
This has not yet been decided, and will be announced once any amendment is decided.
(4) Amendment to Investment Policy
This has not yet been confirmed, and will be announced once it is confirmed.
(5) Amendment to Agreement with Sponsor, etc.
This has not yet been confirmed, and will be announced once it is confirmed.
8. Outline of Accounting Method
It is assumed that the Merger will be classified as an acquisition under the Accounting Standards for Business Combinations (ASBJ Guidance No. 21; amended on December 26, 2008) and thus the purchase method will apply to the Merger. As detailed above, we assume that the Merger will not result in positive goodwill but negative goodwill. We have not confirmed the amount of such negative goodwill yet, and will announce once the value of negative goodwill has been confirmed.
9. Outlook
We have not determined the outlook going forward, such as performance projection after the Merger at this time, but will inform you once it is determined. The execution of the Memorandum has negligible influence on JRH’s performance for the six month period ending March 2010 (from October 1, 2009 through March 31, 2010) and PRI’s performance for the six month period ending in January 2010 (from August 1, 2009 through January 31, 2010), and therefore the projected performance will not be revised.
(Note1)	MUS has used the information provided by both corporations, in addition to publicly available information, to conduct the merger ratio analysis. MUS has not conducted any independent verification on the accuracy or completeness of the materials and information, but rather has assumed that all such materials and information are accurate and complete. In addition, MUS has not made any independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of both corporations, nor has MUS independently analyzed or assessed each individual asset and liability. MUS has not appointed any third party for appraisal or assessment. MUS analyzed the merger ratio based on information and economic conditions up to and as of February 25th, 2010 and MUS assumes that the financial projections (including the profit plan and other information) reported by both corporations have been rationally prepared on the basis of the best possible estimates and judgment currently available from the management of both corporations.

(Note2)	The analysis prepared by Merrill Lynch was conducted solely for the use of the Board of Directors of JRH in connection with its evaluation of the Merger Ratio for the Merger, pursuant to the requests by JRH and MAM.

The analysis by Merrill Lynch was based on certain publicly available business and financial information relating to JRH and PRI, certain information relating to the business, earnings, cash flow, assets, liabilities, and business plans of JRH and PRI furnished to Merrill Lynch by the management of JRH and PRI, and prospects of the business provided by JRH. In conducting its analysis, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities (including off-balance sheet assets, liabilities and other contingent liabilities) of JRH and PRI and their respective affiliates, nor was Merrill Lynch provided with such evaluation or appraisal, nor has Merrill Lynch evaluated the solvency or fair value of JRH and PRI and their respective affiliates under any laws in any jurisdictions relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct, any physical inspection of the properties (including real estate in trust) or facilities of JRH and PRI and their respective affiliates.

With respect to the financial forecast information furnished to or discussed with Merrill Lynch by JRH and PRI, Merrill Lynch assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of JRH’s and PRI’s management as to the expected future financial performance of JRH and PRI. In addition, Merrill Lynch did not consider any possibility of unit split by JRH prior to the Merger.

Merrill Lynch’ s analysis was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch, up to the date of the analysis (February 24, 2010). It should be understood that subsequent developments may affect its analysis and that Merrill Lynch was under no obligation to update, revise, or reaffirm its analysis.

Merrill Lynch is acting as financial advisor to JRH and MAM acting as asset management company of JRH in connection with the Merger and will receive a fee from JRH and MAM for its services, all portion of which is contingent upon the consummation of the Merger. In addition, JRH and MAM have agreed to indemnify Merrill Lynch for certain liabilities arising out of its engagement.

Merrill Lynch has, aside from the Merger, in the past, provided financial advisory and financing services, to JRH and PRI or their respective affiliates, and Merrill Lynch has received fees for the rendering of such services. Merrill Lynch is entrust with services for offering relating to the Third

Party Allotment by JRH, and will receive a fee for the provision of such services. Merrill Lynch may also provide financial advisory and financing services to JRH and PRI or their respective affiliates, and may receive a fee for the rendering such services. Further, in the ordinary course of its business, Merrill Lynch or its affiliates may actively trade unit and other securities of JRH, as well as unit and other securities of PRI, for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.
The analysis by Merrill Lynch does not address the merits of the underlying decision by JRH to engage in the Merger, as well as the Third Party Allotment and the Integration of the Asset Management Company accompanying with the Merger , and does not constitute a recommendation to any unitholder of JRH as to how such unitholder should vote on (or whether any opposing unitholder should exercise its statutory opposition rights of appraisal in respect of) the proposed Merger or any matter related thereto. Merrill Lynch is not expressing any opinion herein as to the prices at which JRH units or PRI units will trade following the announcement or consummation of the Merger.
Merrill Lynch does not provide any advice on any legal, accounting or tax matters.
(Note3)	In performing the merger ratio analysis set forth above, Morgan Stanley relied upon the information provided by both corporations, information available to the public, and other information, assumed that all of the materials and information used by it was accurate and complete, and did not independently verify the accuracy and completeness thereof. Morgan Stanley did not make or request any third party to make any independent valuation, appraisal or assessment of the assets or liabilities (including but not limited to the off-balance-sheet assets and liabilities as well as other contingent liabilities) of either JRH or PRI. Moreover, with respect to the financial forecast of both corporations and information regarding synergy effects expected as a result of the Merger, Morgan Stanley assumed that such information has been prepared by the management of both corporations on a reasonable basis reflecting the best and reasonable estimates and judgments of the management. Morgan Stanley’s merger ratio analysis was based on the abovementioned information as of February 24th, 2010.
This press release shall be released to: Kabuto Club, media members of Land and Transport, media members of Ministry of Land, Infrastructure, Transport and Tourism
End

Homepages of both investment corporations
Japan Rental Housing Investments Inc.	http://www.jrhi.co.jp/
Prospect Reit Investment Corporation	http://www.prospect-reit.co.jp/